SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                             -----------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2001

                                TPN Holdings plc
                 (Translation of registrant's name into English)

                The Annexe, Empress Buildings, 380 Chester Road,
                              Manchester M16 9EB UK
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F  [X}             Form 40-F    [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes        [   ]           No           [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TPN HOLDINGS PLC
                                TABLE OF CONTENTS

                                                                            Page
Part I:        Financial Information

Item 1.        Condensed Consolidated Financial Statements
               (Unaudited)

               Condensed Consolidated Balance Sheets as of June 30, 2001      2
               and December 31, 2000

               Condensed Consolidated Statements of Operations for the        3
               six months ended June 30, 2001 and 2000 and for the three months ended June 30, 2001 and 2000

               Condensed Consolidated Statements of Cash Flows for the        5
               six months ended June 30, 2001 and 2000

               Notes to Condensed Consolidated Financial Statements           6

Item 2.        Operating and Financial Review and Prospects                  14

Part II:       Other Information

Item 1.        Legal Proceedings                                             26

Item 2.        Changes in Securities and Use of Proceeds                     26

Item 3.        Defaults upon Senior Securities                               26

Item 4.        Submission of Matters to a Vote of Security Holders           26

Item 5.        Other Information                                             26

               Signatures                                                    27

               PART I. FINANCIAL INFORMATION

Item 1.           Condensed Consolidated Financial Statements

                                TPN HOLDINGS PLC
                           CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,         JUNE 30,           JUNE 30,
                                                                      ------------------------------------------------
                                                                          2000               2001               2001
                                                                      ------------        -----------     -----------
                                                                         Amounts in Pounds Sterling         Amounts in
                                                                                                            US Dollars
                                                                               (Note 1)                      (Note 1)
                                                                                       (Unaudited)
                                                                      ------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                         (pound)4,179,240   (pound)4,192,188        $5,932,784
Accounts receivable                                                        747,167          1,587,088         2,246,047
Receivable from related party                                               16,971            461,110           652,563
Other receivables                                                           30,642             40,067            56,703
Marketable securities available for sale                                   802,111                  -                 -
Loan receivable                                                          1,886,156              8,250            11,675
Prepaid expenses                                                           182,390            134,357           190,143
Other current assets                                                       255,668            250,295           354,217
Current assets of discontinued operations                                1,362,855          1,238,284         1,752,419
                                                                       -----------        -----------       -----------
     Total current assets                                                9,463,200          7,911,639        11,196,551

Equipment and Fixtures:
Motor vehicles                                                             180,657            139,246           197,061

Computer equipment                                                       1,317,172          1,624,180         2,298,540
Furniture and fixtures                                                     312,737            311,814           441,279
Equipment                                                                3,024,293          3,012,580         4,263,403
                                                                         4,834,859          5,087,820         7,200,283
Less accumulated depreciation                                            1,621,044          2,282,220         3,229,798
                                                                         3,213,815          2,805,600         3,970,485
Equipment and fixtures of discontinued operations less
accumulated depreciation                                                   140,589                  -                 -
                                                                         3,354,404          2,805,600         3,970,485
Intangible assets, net of accumulated amortization of                    4,767,768          6,713,366         9,500,755
(pound)2,070,892 and(pound)2,164,550 ($3,063,271) at
December 31, 2000 and June 30, 2001
Intangible assets related to discontinued operations
(accumulated amortization(pound)1,472,382)                               3,887,055                  -                 -
                                                                       -----------        -----------       -----------
                                                               (pound)  21,472,427 (pound) 17,430,605       $24,667,791
                                                                       ===========        ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Bank overdraft                                                 (pound)   2,507,084 (pound)  4,510,186        $6,382,815
                                                                       -----------        -----------       -----------
Accounts payable                                                         1,541,605          2,017,811         2,855,606
Related party short term loan                                            2,400,000          2,081,893         2,946,294
Accrued expenses and other liabilities                                     593,614            758,838         1,073,908
Accrued interest                                                            97,036             99,000           140,105
Taxes and social security payable                                          332,033            770,254         1,090,063
Deferred income                                                            654,764          1,772,774         2,508,830
Current portion of obligations under capital lease                         457,468            504,702           714,254
Loans payable                                                                    -            250,000           353,800
Other payables                                                             335,675            379,264           536,734
Current liabilities of discontinued operations                           2,707,566          1,356,207         1,919,304
Total current liabilities:                                              11,626,845         14,500,929        20,521,713

Deferred income, long term portion                                           2,090            456,222           645,645
Deferred income related to discontinued operations                         392,689                  -                 -
Long term portion of obligations under capital lease                     1,022,032            777,596         1,100,454
Deferred taxation                                                           42,663                  -                 -
Minority interests                                                          45,306             55,228            78,159

STOCKHOLDERS' EQUITY

Preferred stock                                                            850,000            850,000         1,202,920
Ordinary shares                                                            100,330            100,330           141,988
Additional Paid-In Capital                                              20,356,577         20,356,577        28,808,627
Accumulated other comprehensive loss                                      (710,265)          (139,499)         (197,419)
Accumulated deficit                                                    (12,255,840)       (19,526,778)      (27,634,296)
                                                                       -----------        -----------       -----------
Total shareholders' equity                                               8,340,802          1,640,630         2,321,820
                                                                       -----------        -----------       -----------
                                                               (pound)  21,472,427 (pound) 17,430,605       $24,667,791
                                                                       ===========        ===========       ===========

                                                       See accompanying notes.


                                TPN HOLDINGS PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                   -------------------------------------------------
                                                                        2000                2001              2001
                                                                   ----------           ----------       -----------
                                                                       Amounts in Pounds Sterling        Amounts in
                                                                                                         US Dollars
                                                                                                           (Note 1)
                                                                   -------------------------------------------------
REVENUES:
     Advertising revenues                                    (pound)  951,570   (pound)  1,534,578        $2,171,735
     Contract revenues and other                                      423,910            1,082,290         1,531,657
     Contract revenues from related parties                           656,974              665,048           941,176
                                                                    ---------            ---------         ---------
        Total revenues                                              2,032,454            3,281,917         4,644,568
COST OF REVENUES:

     Maintenance and hosting costs                                    737,455              321,131           454,465
     Cost of contract revenues and other                              915,413              432,149           611,577
     Advertising and commission costs                               1,073,343            1,709,304         2,419,007
                                                                    ---------            ---------         ---------
        Total cost of revenues                                      2,726,201            2,462,584         3,485,049

Gross profit/(loss)                                                  (693,747)             819,334         1,159,519

OPERATING EXPENSES:
     Sales and marketing                                              273,114              227,048           321,318
     Research & development                                           286,122               17,270            24,441
     General and administrative                                     2,050,985            2,392,768         3,386,245
     Depreciation                                                     502,523              696,974           986,358
Amortization                                                          464,053              864,153         1,222,949
                                                                    ---------           ----------        ----------
     Total operating expenses                                       3,576,797            4,198,213         5,941,311

OPERATING LOSS FROM CONTINUING OPERATIONS                          (4,270,544)          (3,378,880)       (4,781,792)
Interest expense                                                      (52,431)            (418,135)         (591,745)
Interest income                                                        26,456              138,738           196,342
Other income                                                            1,782               19,882            28,137
Write off of marketable security available for sale                         -           (1,509,145)       (2,135,742)
Foreign exchange gain                                                  56,507              127,970           181,103
Minority interests                                                    (61,694)               4,147             5,869
                                                                   ----------           ----------        ----------
Loss from continuing operations                                    (4,299,924)          (5,015,423)       (7,097,828)

DISCONTINUED OPERATIONS:

INCOME FROM OPERATIONS OF DISCONTINUED BUSINESS
INCLUDING OPERATIONS FOR THE PERIOD JULY 1, 2001
TO SEPTEMBER 28, 2001                                              (1,357,083)            (626,481)         (886,596)

LOSS ON DISPOSAL OF WWW                                                     -           (1,629,034)       (2,305,409)
                                                                   ----------           ----------      ------------
                                                            (pound)(1,357,083)  (pound) (2,255,515)      $(3,192,005)
                                                                   ==========           ==========      ============
NET LOSS                                                    (pound)(5,657,007)  (pound) (7,270,938)     $(10,289,833)
                                                                   ==========           ==========      ============

BASIC AND DILUTED NET LOSS PER SHARE FROM CONTINUING
 OPERATIONS                                                 (pound)     (0.45)  (pound)      (0.50)           $(0.71)

BASIC AND DILUTED NET LOSS PER SHARE FROM DISCONTINUED
 OPERATIONS                                                 (pound)     (0.14)  (pound)      (0.22)           $(0.32)

BASIC AND DILUTED NET LOSS PER SHARE                        (pound)     (0.59)  (pound)      (0.72)           $(1.03)
                                                                   ==========           ==========      ============
SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS
 PER SHARE                                                          9,583,936           10,033,009        10,033,009
                                                                   ==========           ==========      ============

                                                       See accompanying notes.

                 TPN HOLDINGS PLC
  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                    (UNAUDITED)

                                                                          THREE MONTHS ENDED JUNE 30,
                                                            ------------------------------------------------------
                                                                2000                     2001                2001
                                                            ---------                ---------           ---------
                                                            Amounts in Pounds Sterling                   Amounts in
                                                                                                         US Dollars
                                                                                                          (Note 1)
                                                                                  (Unaudited)
                                                            ------------------------------------------------------
REVENUES:
         Advertising revenues                      (pound)     489,136      (pound)     875,120          $1,238,470
         Contract revenues and other                           324,315                  580,086             820,938
         Contract revenues from related parties                300,588                  466,034             659,531
                                                             ---------                ---------           ---------
                  Total revenues                             1,114,039                1,921,240           2,718,939

COST OF REVENUES:

         Maintenance and hosting costs                         411,464                   66,275              93,792
         Cost of contract revenues and other                   753,443                  205,782             291,223
         Advertising and commission costs                      452,976                  944,441           1,336,573
                                                             ---------                ---------           ---------
                  Total cost of revenues                     1,617,883                1,216,498           1,721,588

GROSS PROFIT/(LOSS)                                           (503,844)                 704,742             997,351

OPERATING EXPENSES:

         Sales and marketing                                   186,248                  148,382             209,990
         Research & development                                174,110                    9,247              13,086
         General and administrative                          1,007,614                1,198,308           1,695,845
         Depreciation                                          278,361                  357,742             506,276
         Amortization                                           32,822                  478,906             677,748
                                                             ---------                ---------           ---------
                  Total operating expenses                   1,679,155                2,192,585           3,102,945

OPERATING LOSS FROM CONTINUING OPERATIONS                   (2,182,999)              (1,487,843)         (2,105,594)
Interest expense                                              (43,654)                (236,228)           (334,310)
Interest income                                                  8,764                   83,838             118,648
Write off of marketable security available for                       -                1,509,145           2,135,742
sale
Other income                                                     1,002                   (5,680)             (8,038)
Foreign exchange gain                                           44,372                    3,118               4,413
Minority interests                                             (35,912)                     (13)                (18)
                                                             ---------                ---------           ---------

LOSS FROM CONTINUING OPERATIONS                             (2,208,427)              (3,151,953)         (4,460,641)
DISCONTINUED OPERATIONS:

LOSS FROM OPERATIONS OF DISCONTINUED BUSINESS               (1,067,681)                       -                   -
LOSS ON DISPOSAL OF WWW                                              -                        -                   -
                                                             ---------                ---------           ---------
                                                            (1,067,681)     (pound)           -                   -
                                                            ==========               ==========          ==========
NET LOSS                                                    (3,276,108               (3,151,953)         (4,460,641)
                                                            ==========               ==========          ==========
BASIC AND DILUTED NET LOSS PER SHARE FROM          (pound)       (0.23)                   (0.31)              (0.44)
CONTINUING OPERATIONS
BASIC AND DILUTED NET LOSS PER SHARE FROM          (pound)       (0.11)                       -                   -
DISCONTINUED OPERATIONS
BASIC AND DILUTED NET LOSS PER SHARE               (pound)       (0.34)                   (0.31)              (0.44)
                                                            ==========               ==========          ==========
SHARES USED IN COMPUTING BASIC AND DILUTED NET               9,583,936               10,033,009          10,033,009
LOSS PER SHARE                                              ==========               ==========          ==========



                                                       See accompanying notes.


                 TPN HOLDINGS PLC
  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (UNAUDITED)


                                                                               SIX MONTHS ENDED JUNE 30,
                                                                  ----------------------------------------------------
                                                                        2000             2001              2001
                                                                  ----------------- ---------------- -----------------
                                                                     Amounts in Pounds Sterling         Amounts in
                                                                                                        US Dollars
                                                                                                         (Note 1)
                                                                  ----------------- ---------------- -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               (pound)(4,299,924)(pound)(5,015,423)      $(7,097,828)
Adjustments to reconcile net loss to net cash
provided by operating activities:
         Depreciation                                                      502,253          696,974           986,358
         Amortization of goodwill                                          464,053          864,153         1,222,949
         Write off of marketable security available for sale
                                                                                 -        1,509,145         2,135,742
Changes in operating assets and liabilities, net of effect of acquisitions:
         Account receivable                                              2,517,722           30,376            42,988
         Receivable from related party                                     865,781        (299,744)         (424,198)
         Other receivables                                               (148,131)            9,480            13,416
         Prepaid expenses and other current assets                       (364,855)           48,032            67,975
         Accounts payable                                                  231,974          445,881           631,011
         Accrued expenses and other liabilities                            310,243          115,680           163,710
         Taxes and social security payable                                 396,546          193,678           274,093
         Deferred income                                                   442,371          347,361           491,585
         Changes in minority interests                                      61,694          (4,147)           (5,869)
         Amounts payable under web site design agreements
                                                                          (88,155)                -                 -
Net cash (used in) provided by operating activities of                     891,572      (1,058,554)       (1,498,068)
continuing operations
Net cash (used in) provided by operating activities of                 (1,817,784)           44,682            63,235
discontinued operations
Net cash (used in) provided by operating activities                      (926,212)      (1,013,872)       (1,434,834)
                                                                  ----------------- ---------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
         Purchases of equipment and fixtures                               (3,128)        (193,058)         (273,216)
         Purchase of subsidiaries                                                -        (156,933)         (222,092)
Net cash used in investing activities of continuing operations
                                                                           (3,128)        (349,991)         (495,308)
Net cash used in investing activities of discontinued operations
                                                                          (87,329)            (999)           (1,414)
                                                                  ----------------- ---------------- -----------------
Net cash used in investing activities                                     (90,457)        (350,990)         (496,722)
                                                                  ----------------- ---------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from overdraft facility                                        -        2,003,102         2,834,790
         Related party loan repayment                                            -        (318,107)         (450,185)
         Repayment of debenture loan from shareholder                    (655,392)                -                 -
         Net proceeds from issuance of ordinary shares
                                                                        10,669,252                -                 -
         Payments on capital lease obligations                                   -        (197,202)         (279,080)
Net cash provided by financing activities of continuing
operations                                                              10,013,860        1,487,793         2,105,525
Net cash provided by financing activities of discontinued
operations                                                                       -           21,169             5,434
Net cash provided by financing activities                               10,013,860        1,508,962         2,110,959
                                                                  ----------------- ---------------- -----------------
Net increase in cash and cash equivalents                                8,997,191          144,100           179,404
Effect of exchange rates on cash                                                 -        (131,152)         (185,606)
Cash and cash equivalents at the beginning of the period
                                                                            33,868        4,179,240         5,940,946
                                                                  ----------------- ---------------- -----------------
Cash and cash equivalents at the end of the period                (pound)9,013,059 (pound)4,192,188        $5,934,744
                                                                  ================= ================ =================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
         Interest paid                                                    (53,246)        (191,371)         (270,828)
                                                                  ================= ================ =================

                                                       See accompanying notes.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The accompanying unaudited condensed consolidated financial statements apply to TPN Holdings plc (the "Company") and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

      The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which consist only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended June 30, 2001 and six months ended June 30, 2001 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2001. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations.

      The balance sheet at December 31, 2000 has been derived from the audited financial statements on that date but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.

      These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

      The financial statements expressed in pounds sterling as of and for the periods ended June 30, 2001 have been translated into U.S. dollars, solely for the convenience of the reader, at the noon buying rate on June 30, 2001 of (pound)1 = $1.4152. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

Discontinued Operations

      In September 2001, the subsidiaries that made up the Company's WWW business segment that provided cinema information and advertising services were sold to UK Theatres Online Limited for a consideration of (pound)85,000 ($120,000). In accordance with the provisions of Accounting Principles Board Opinion No. 30 and Emerging Issues Task Force Issue No. 95-18, WWW was accounted for as a discontinued operation in the interim financial statements for the three months ended March 31, 2001. Accordingly, WWW is presented as a discontinued operation within the accompanying financial statements and the results of operations for the three and six month periods ended June 30, 2000 have been reclassified accordingly. The operating loss for the six months ended June 30, 2001 includes the operating loss for the period July 1, 2001 to September 28, 2001, the date the decision was made to sell WWW. In accordance with the terms of the sale, the Company retained accounts receivable, creditors and cash balances of WWW. The loss from discontinued operations has been determined taking into consideration management's estimates of amounts realizable from assets retained, and includes the write-off of the carrying value of goodwill associated with WWW.

      Amounts included in the balance sheet for discontinued operations of the WWW group are as follows:

                                                                       DECEMBER 31,         JUNE 30,           JUNE 30,
                                                                       ------------         ---------         ---------
                                                                           2000               2001              2001
                                                                       ------------         ---------         ---------
                                                                      Amounts in Pounds Sterling          Amounts in
                                                                                                          US Dollars
                                                                                                           (Note 1)
                                                                 -------------------------------------------------------
CURRENT ASSETS:
     Accounts receivable                                                 1,340,835            918,447         1,299,786
     Accrued cash operating profit-July 1,2001                             191,759           271,377
     to September 28,2001
     Other current assets                                                   22,020            128,078           181,256
                                                                       -----------       ------------       -----------
        Total current assets                                             1,362,855          1,238,284         1,752,419
                                                                       -----------       ------------       -----------

EQUIPMENT AND FIXTURES
     Motor Vehicles                                                         16,750                  -                 -
     Furniture and fixtures                                                194,868                  -                 -
     Equipment                                                              18,957                  -                 -
                                                                       -----------       ------------       -----------
                                                                           230,575                  -                 -
     Less accumulated depreciation                                          89,986                  -                 -
                                                                       -----------       ------------       -----------
                                                                           140,589                  -                 -

Intangible assets net of accumulated
Amortization of(pound)1,472,382                                          3,877,055                  -                 -
                                                                         =========          =========         ==========



CURRENT LIABILITIES
     Bank overdraft                                               (pound)   27,654   (pound)   31,494         $  44,570
     Accounts overdraft                                                    108,364            122,175           172,902
     Accrued expenses and other liabilities                                 20,201             51,834            73,355
     Taxes and social security payable                                      40,456              9,288            13,144
     Deferred income                                                     1,976,312            346,141           489,859
     Other payables                                                        534,579            795,275         1,125,474
                                                                       -----------       ------------       -----------
      Total current liabilities:                                         2,707,566          1,356,207         1,919,304
                                                                       -----------       ------------       -----------
Deferred income, long term portion                                         394,779                  -                 -


      The loss from operations of discontinued operations for the six months ended June 30, 2001 includes the loss from operations for the period July 1, 2001 to September 28, 2001 of (pound)40,473 ($57,277). Revenues from discontinued operations amounted to (pound)1,169,652 and (pound)1,202,976 for the six months ended June 30, 2000 and June 30, 2001, respectively and (pound)609,653 for the period July 1, 2001 to September 28, 2001. Revenues for the three months ended June 30, 2001 and 2000 amounted to (pound)615,004 and (pound)563,799, respectively.

DESCRIPTION OF BUSINESS AND GOING CONCERN CONSIDERATIONS

      The Company operates, through subsidiaries, a number of diverse businesses principally specializing in the provision of new media and advertising related services to both businesses and consumers.

      At June 30, 2001, the Company had incurred recurring net losses and, as of that date, had a consolidated accumulated deficit of approximately (pound)19.5 million(approximately $27.6 million) and a consolidated working capital deficiency of approximately (pound)6.6 million (approximately $9.3 million).

      The accompanying financial statements have been prepared assuming that the Company continues as a going concern. Management's planned expenditures, net of revenue, for the next twelve months exceed current cash, cash equivalents and short-term investments. Included in management's plans is significant cash infusion to be generated from the realization of investments.

      The Company is actively pursuing the phased realization of its investment in one of its subsidiaries during the period from the fourth quarter of 2001 to the second quarter of 2002. In addition, certain of the Company's subsidiaries have been significantly restructured and the businesses of the WWW subsidiaries have been disposed of. The Company is reliant on a committed bank facility provided by HSBC Bank plc and has received written confirmation from HSBC that the Company can continue to utilize this facility up to (pound)5.45 million ($7.71 million) until November 30, 2001. At the present time the facility is substantially utilized. There can be no assurance that this facility will be renewed or that additional funds will be made available under this facility.

      Substantial doubt exists about the Company's ability to continue as a going concern and there can be no assurance that the Company will be able to raise any additional funds as described above or that the Company's currently available funding will remain available to them.

      The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

      If the Company is unsuccessful in securing additional funding through the sources described above it will take further action to reduce its spending. In doing so, management may consider more substantial restructuring options, including the closure of some or all of its subsidiaries. These actions would have material adverse effects on the Company's business, results of operations and prospects.

USE OF ESTIMATES

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

      Some of the Company's contract revenues are from fixed priced contracts for development projects, based upon the type and scope of the project. However, for continuing consultancy engagements, we charge customers for our time on a per person, per day basis. We also charge customers for our time on a per person, per day basis for new media design, consultancy and implementation engagements, and for e-business and kiosk solutions consultancy services and technical development work. Revenues for these services are recognized as the service is performed. Our fees for maintenance and support services are based on a per period basis. Revenues for maintenance and support services are recognized ratably over the term of the contract.

      The Company's advertising revenues are derived principally from long-term advertising contracts which are recognized ratably over the term of the contract.

      Hosting revenues are recognized ratably over the term of the hosting period, which is generally one year.

      Deferred revenue is primarily comprised of payments received from contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS

      The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.
Such amounts are stated at cost, which approximates market value. As of June 30, 2001 the Company's cash equivalents were comprised of (pound)4,192,188 ($5,932,784) of bank deposits.

GOODWILL

      The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years.

      The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include reduced levels of revenue in the businesses and a reduction in the utilization of the current web network. Should indicators of impairment exist, such impairment will be reviewed through the examination of future discounted cash flows.

FOREIGN CURRENCY TRANSLATION

      Assets and liabilities of the Company's United States subsidiary are translated at year-end rates and income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period have been reported as other comprehensive loss in shareholders' equity.

NET INCOME (LOSS) PER SHARE

      Basic EPS is calculated using the weighted average number of ordinary shares outstanding. Diluted EPS is calculated based on the weighted average number of ordinary shares plus the dilutive ordinary shares from employee share options. In periods when the Company reports a net loss, diluted EPS is not reported because the effect of potential ordinary shares is not dilutive.

2.    RELATED PARTY LOAN

      As at June 30, 2001, the Company had received a short term loan of (pound)2,081,893 ($2,946,294) from Kevin R. Leech, one of its directors and major shareholders. The loan bears interest at 2% above the UK base rate, which was 5.25% as at June 30, 2001, and is repayable on the earlier of January 5, 2002 or our receipt of the net proceeds from a sale of a subsidiary or assets.

3.    SEGMENTAL INFORMATION

      The Company's businesses are organized, managed and internally reported as separate business units which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

      The Company has five principal businesses: (1) Avatar Interactive which provides new media related services, (2) UK Property Channel.com which is an Internet portal which lists real estate available for sale throughout England and Wales, (3) Morbria which provides web site design services and marketing strategy consultancy, (4) Buyers Guide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales, which is an internet based polling and market research firm. In addition, those expenses not directly attributable to any of the foregoing have been categorized as General Corporate. This primarily comprises amortization of goodwill and certain head office costs.

BUSINESS SEGMENT INFORMATION

                                                                        Three months                           Six months
                                                                         ended June 30,                        ended June 30,
                                                                     2000               2001               2000               2001
                                                                    ------             ------             ------             ------
Net sales from continuing operations
Avatar Interactive                                                     103                407                151                517
UK Property Channel.com                                                 --                319                 --                406
Morbria                                                                696                774              1,358              1,531
Buyers Guide                                                           312                359                517                738
Research Sales                                                           3                 62                  6                 90
General Corporate                                                       --                 --                 --                 --
Total                                                                1,114              1,921              2,032              3,282
                                                                    ------             ------             ------             ------

Operating loss from continuing
operations
Avatar Interactive                                                  (1,106)               (56)            (2,423)              (718)
UK Property Channel.com                                                 --               (456)                --               (630)
Morbria                                                                (93)               (16)               (59)              (121)
Buyers Guide                                                           (54)               (28)              (116)               (79)
Research Sales                                                        (616)              (110)              (896)              (416)
General Corporate                                                     (314)              (822)              (777)            (1,415)
                                                                    ------             ------             ------             ------
Total                                                               (2,183)            (1,488)            (4,271)            (3,379)

Interest expense                                                       (43)              (236)               (52)              (418)
Interest income                                                          9                 84                 26                139
Other income (Expense)                                                   1                 (6)                 2                 20
Investment written off                                                  --             (1,509)                --             (1,509)
Foreign exchange gain                                                   44                  3                 57                128
Minority interests                                                     (36)                --                (62)                 4
                                                                    ------             ------             ------             ------
Loss from continuing operations                                     (2,208)            (3,152)            (4,300)            (5,015)


      The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions. In the third quarter of 2001, a subsidiary that was previously reported as part of the Morbria segment was merged into Avatar Interactive. The above segment information reflects the new composition of the Company's business segments.

4.    ACQUISITION OF UK PROPERTYCHANNEL.COM LIMITED

      As of December 31, 2000, the Company owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. On February 28, 2001, the Company acquired an additional 60% of UK Property Channel.com Limited. Upon completion of this acquisition, the Company owned 70% of the outstanding capital stock of UK Property Channel.com Limited. The consideration for our February 2001 acquisition consisted of a contribution of working capital of (pound)2,029,815 ($2,875,842).

      The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)2.8 million. The goodwill is being amortized over a five year period on a straight line basis. The results of operations of UK Property Channel.com are included in the accompanying statement of operations from the date of acquisition.

      An analysis of the allocation of the purchase price of the acquisition is as follows:


                                         (IN THOUSANDS)
Fair value of assets acquired         (pound)    (780)
less liabilities assumed

Goodwill                                        2,810
                                                -----
Total Purchase Price                  (pound)   2,030
                                                =====

PRO FORMA EFFECT OF ACQUISITIONS

      The unaudited pro forma effect of the acquisition set forth above, assuming the acquisition was consummated at the beginning of the respective period is as follows:

                                            QUARTERS ENDED,
                                    JUNE 30, 2000      JUNE 30, 2001
                                 ------------------   ---------------

Revenues from continuing        (pound)   1,170      (pound)   2,240
operations
Net loss                        (pound)  (2,687)     (pound)  (3,606)
Net loss per share              (pound)   (0.28)     (pound)   (0.36)

                                            SIX MONTHS ENDED,
                                    JUNE 30, 2000      JUNE 30, 2001
                                 ------------------   ---------------
Revenues from continuing        (pound)   2,095   (pound)   3,749
operations
Net loss                        (pound)  (5,503)  (pound)  (5,964)
Net loss per share              (pound)   (0.57)  (pound)   (0.60)

5.    COMPREHENSIVE LOSS

      Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments and unrealized losses on marketable securities available for sale are included in other comprehensive loss.

      The following are the components of comprehensive loss:

Six months ended June 30              2000                2001
                                -----------------  --------------------
                                            (in thousands)
Net loss                                 (5,657)           (7,271)
Foreign currency translation                 (3)             (136)
adjustments
Unrealized loss on marketable
securities available for sale                --               707
                                -----------------  --------------------
Total comprehensive loss       (pound)   (5,660)  (pound)  (6,700)
                               =================   ====================


Three months ended June 30               2000               2001
                                -----------------  --------------------
                                             (in thousands)
Net loss                                 (3,276)           (3,152)
Foreign currency translation                 (3)               (3)
adjustments
Unrealized loss on marketable
securities available for sale                --             1,103
                                -----------------  --------------------
Total comprehensive loss       (pound)   (3,279)  (pound)  (2,052)
                               =================  ====================

      No income tax effect has been recorded related to the comprehensive loss due to the doubt about the realizability of the related deferred tax assets.

6.    MARKETABLE SECURITIES AVAILABLE FOR SALE

      The Company's investment in its marketable security available for sale, (shares of Ci4Net.com, Inc.) was written off by management in the second quarter, based on management's determination that its fair value was zero and the impairment was other than temporary.

7.    NEW ACCOUNTING PRONOUNCEMENTS

      SFAS 141 - Business Combinations and SFAS 142 - Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in a decrease in net loss of (pound)0.6 million ((pound)0.06 per share), and (pound)1.2 million ((pound)0.12 per share), in the three months and six months ended June 30, 2002 respectively. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earning and financial position of the Company.

SFAS 144 - Accounting for Impairment or Disposal of Long-Lived Assets

      SFAS 144 is first applicable to the financial statements of the Company for the year ending December 31, 2002 though earlier application is encouraged. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Although SFAS 144 retains many of the recognition and measurement provisions of SFAS 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for sale, and excludes goodwill and intangible assets not being amortized from its impairment provisions.

      SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future losses from discontinued operations to be displayed in discontinued operations in the periods in which the losses are incurred rather than as of the measurement date as currently. In addition, more dispositions will qualify for discontinued operations treatment in the statement of operations.

      As the provisions of SFAS 144 are to be applied prospectively, they will not affect these financial statements. The impact, if any, on the financial statements will depend on the circumstances existing at that time.

Item 2.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      We make certain forward-looking statements in this Form 6-K within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable," or similar words or expressions are used in this Form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with any certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

      Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; our growth strategies; anticipated trends in the industry; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

      We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

OVERVIEW

      We were incorporated in England and Wales on July 31, 1998 under the name TownPages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999 and subsequently to TPN Holdings plc in March 2001.

      We completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

      Our primary subsidiary, Avatar Interactive Limited, (formerly Town Pages UK Limited), provides new media related services to both consumers and businesses. It was restructured towards the end of fiscal year 2000 with a significant realignment of business focus. See below for further details.

      In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service at the time. In September 2001, we sold the businesses of these cinema-related subsidiaries to UK Theatres Online Limited for a consideration of approximately (pound)85,000, (approximately $120,000). This should enable the Blackpool-based management team to concentrate upon the development of our UK Property Channel subsidiary (see further details below), which we believe operates in a less mature market than the cinemas market. The sale solely comprised the equipment and goodwill of the businesses including staff. The Company will retain the book debtors, creditors and cash balances. WWW has been accounted for as a discontinued operation in the condensed financial statements for the three and six month periods ended June 30, 2001 and the amounts for 2000 have been restated accordingly.

      In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Website design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel. On August 31, 2000, Morbria completed the acquisition of 75.01% of 24.7 Colour Limited, a sheetfed print company. Due to the downturn in the web design market in the UK, we recently merged the Graphic Palette subsidiary of Morbria with our Avatar Interactive subsidiary.

      For the three months ended June 30, 2001, the Morbria Limited group of companies contributed (pound)774,393 ($1,095,921) to net revenues compared to (pound)644,178($912,671) for the three months ended March 31, 2001.

      In October 1999, we acquired Buyers Guide Limited, an Internet-based business-to-government company. Buyers Guide PLC was admitted to trade on the Alternative Investment Market of the London Stock Exchange following the raising of approximately (pound)5 million ($7.3 million) from institutions. Additionally, we sold a further 5.14% stake to Ci4net.com, Inc. We currently own approximately 75.1% of Buyers Guide PLC.

      For the three months ended June 30, 2001, Buyers Guide contributed (pound)358,440 ($507,264) to net revenues compared to (pound)379,461 for the three months ended March 31, 2001, a decrease of 5%. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of contracts, in this case the vast majority being one year contracts.

      Buyers Guide continues to generate its revenues from the businesses listed on its online service. Trading is becoming increasingly difficult caused by customers general uncertainty of internet related businesses, a downturn in customers advertising budgets, and competition for good sales staff from other companies.

      Due to this current business climate the Auction Technology Marketplace is still on hold and the company retains approximately (pound)4.1 million, ($5.8 million) of cash reserves. Other potential avenues are being explored which may result in a partnership opportunity with a company identified as having a similar strategy or suitable technology know how. Other alternative investment opportunities are also being investigated.

      In November 1999, we acquired Research Sales, Inc, an online polling and market research company. Research Sales, Inc. has not developed as anticipated and contributed just (pound)90,297, ($127,788) to revenues in the first half of 2001. As detailed in our Annual Report on Form 20-F for the year ended December 31, 2000, we have fully written off the book value of the goodwill that was recorded in connection with the acquisition. Management is currently considering the ongoing viability of Research Sales, Inc. and operations have recently been cut to a minimum.

      As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal that lists real estate available for sale throughout England and Wales. In February 2001, we acquired an additional 60% of the outstanding share capital of UK Property Channel.com Limited. Upon completion of this acquisition we owned 70% of the outstanding share capital of this company. UK Property Channel.com Limited creates and maintains local websites for independent real estate agents, including Reeds Rains (www.reedrains.co.uk), and through its www.ukpropertychannel.com Web site, offers a platform through which real estate agents can nationally advertise their local real estate listings. UK Property Channel.com provides real estate agents with proprietary software, which allows them to electronically update their listings on a daily basis. Approximately 55% of the real estate agents who advertise their listings on www.ukpropertychannel.com are using this proprietary software, and we expect that number to increase. UK Property Channel.com Limited currently generates revenues through the sale of banner advertising on its Web site. We believe other opportunities to generate advertising revenues for www.ukpropertychannel.com from regional and national contracts as well as from other sources, will arise as this company increases its market share.

      For the three months ended June 30, 2001 UK Property Channel.com contributed revenues of (pound)318,324 ($450,492). Comparisons with any prior periods are meaningless as UK Property Channel.com figures were not consolidated into the company's figures for a complete period.

      As previously mentioned, management restructured and refocused our Avatar Interactive subsidiary because we concluded that the resources and risks associated with pursuing our original business plan of striking partnerships with local governments in the U.K. to offer their communities free touch-screen kiosks with free Internet access were unacceptably high. A strategic review of our business led us to conclude that the greatest opportunity for the achievement of short-to-medium term profitability and subsequent growth would arise from a transformation of our business to focus on marketing, selling and delivering new media solutions to businesses in several niche areas. As a result we, decided to significantly reduce our planned installation of thousands of touch screen kiosks throughout the United Kingdom. In connection with the transformation of our business strategy and as part of the subsequent restructuring, a new board of directors was appointed to run Avatar Interactive at operating level and its kiosk business focus was changed.

      Avatar Interactive now concentrates on two main business areas:

      o     E-business solutions
      o     Kiosk solutions

      Avatar Interactive has recently merged with its sister company Graphic Palette to form an enlarged business with a national presence in the UK. The combined businesses will henceforth trade under the Avatar Interactive name and be under the control of the Avatar management. The amalgamation of the businesses resulted in a reduction of approximately one third of the combined workforce.

      The Avatar management has worked very hard in recent months to refocus the company's strategy and disengage from the original business model which proved unviable. One of the remaining steps is a disposal or closedown of the installed network of free to use interactive kiosks. The company has recently taken steps to disconnect the majority of the kiosks, thereby saving substantial operational costs, and is pursuing negotiations with third parties with a view to possible sale of the network.

      The restructuring and new strategy has already resulted in meaningful savings and business gains including work for The National Trust, The Met Office, British Petroleum, Sita Equant, Ordnance Survey and Lloyds Pharmacies.

      Although Avatar reported substantially increased revenues and a significantly lower operating loss for the three months ended June 30, 2001, the figures included revenues of (pound)270,000 ($382,000) arising from a one time project undertaken for a related party, Bygone Times International Limited, a company controlled by Kevin R. Leech.

      For the six months ended June 30, 2001, Avatar Interactive recorded an operating loss of approximately (pound)718,000 ($1,016,000), compared to an approximate operating loss of (pound)2,423,000 ($3,429,000) for the same period last year. For the three months ended June 30, 2001, Avatar Interactive recorded an approximate operating loss of (pound)56,000 ($79,000) compared to an operating loss of approximately (pound)1,106,000 ($1,565,000) for the same period last year.

      Although our rate of operating losses has declined in the quarter ended June 30, 2001, both in comparison to last year and the first quarter this year, the losses remain significant. Moreover, we are already beginning to see the effects of the recent terrorism events in the U.S., particularly amongst Avatar's blue chip clients who are beginning to impose cutbacks on capital expenditure. Other businesses of ours are also being impacted by the general economic slowdown including the advertising market.

      It is anticipated that we may incur net operating losses for the foreseeable future as we continue to consolidate our operations and absorb the effects of the restructuring. Performance will depend, in part, on the amount and rates of growth in our net revenue from web site design services, advertising, and our new business area of kiosk solutions and the extent of cost reductions realized as a result of the restructuring. To the extent that expenses are not accompanied by an increase in net revenue and positive cash flows from operations, our business, results of operations, and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue and continue to cut costs to achieve profitability.

We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance.

EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

      Much of our revenues are derived from contracts which span a period of time. As detailed in footnote 1 to the Company's condensed consolidated financial statements, we recognize revenues ratably over the term of the contracts. For Avatar Interactive, Morbria and Buyers Guide, this is generally over one year. For WWW.Co.UK and UKPropertychannel.com, this is generally over two or three years. Conversely, the corresponding costs are recognized as they are incurred.

      The deferred income figures, short-term and long-term, as stated in the Balance Sheets, give an indication of the revenues not yet recognized in the company's condensed consolidated statements of operations.

RESULTS OF OPERATIONS

      The following table presents certain condensed consolidated statements of operations data for continuing operations for the periods indicated as a percentage of total net revenue.


                                                                              Three Months                        Six Months
                                                                             Ended June 30,                     Ended June 30,
                                                                        -------------------------           -----------------------
                                                                         2000              2001              2000              2001
                                                                       --------          --------           --------        -------
Total revenues:                                                            %                %                  %                 %
   Advertising .............................................              44                46                47                47
   Contract & other revenues ...............................              29                30                21                33
   Contract revenues from related
   parties .................................................              27                24                32                20
Total revenues .............................................             100               100               100               100
Cost of revenues:
   Maintenance & hosting costs .............................              37                 3                36                10
   Cost of contract revenue &
   other ...................................................              67                11                45                13
   Advertising and commission
   costs ...................................................              41                49                53                52
Total cost of revenue ......................................             145                63               134                75
Gross profit (loss) ........................................             (45)               37               (34)               25
Operating expenses:
   Sales and marketing .....................................              17                 8                13                 7
   Research and development ................................              16                --                14                --
   General and administrative ..............................              90                62               100                73
   Depreciation ............................................              25                19                23                26
   Amortization ............................................               3                25                23                26
Total Operating expenses ...................................             151               114               175               127
   Loss from operations ....................................            (196)              (77)             (209)             (102)
   Interest income .........................................              --                 4                 1                 4
   Interest expense ........................................              (4)              (12)               (2)              (13)
   Other income ............................................              --                --                --                --
   Investment written off ..................................              --               (79)               --               (46)
   Foreign exchange gain ...................................               4                --                 2                 4
   Minority interests ......................................              (3)               --                (3)               --
                                                                       --------          --------           --------        -------
   Loss from continuing operations .........................            (199)%            (164)%            (211)%            (153)%
                                                                       ========          ========           ========        =======


REVENUES

      Advertising Revenue

      Advertising revenue increased to (pound)875,120, ($1,238,470) in the three months ended June 30, 2001 from (pound)489,136 in the three months ended June 30, 2000 and in the six months ended June 30, 2001 increased to (pound)1,534,578, ($2,171,735) from (pound)951,570 in the six months ended June 30, 2000. The increase was largely due to the inclusion in the three months ended June 30, 2001 of results from UK Property Channel.com and partly as a result of deferred income being released to reported revenues. We anticipate that advertising revenues will decrease in the future due to the disposal of the Cinemas businesses. There are also signs that the advertising market in the U.K. is beginning to come under pressure.

      Contract Revenue and Other

      Contract and other revenues increased to (pound)1,046,120, ($1,480,469), of which (pound)466,034, ($659,531), are with related parties, for the three months ended June 30 2001, from (pound)624,903, of which (pound)300,588 was with related parties, for the same three month period ended June 30, 2000. In the six months ended June 30, 2001, contract and other revenues increased to (pound)1,747,338, ($2,472,833), of which (pound)665,048 ($941,176) are with related parties from (pound)1,080,884, of which (pound)656,974 was with related parties for the same six month period ended June 30, 2000. The increase is largely attributable to a full contribution from 24.7 Colour in fiscal 2001 and the increased revenues obtained by Avatar Interactive. Although we expect 24.7 Colour to continue to at least maintain existing revenue streams, Avatar Interactive's revenues are likely to be impacted as its blue chip client base cuts back on capital expenditure projects in light of the recent terrorism events in the U.S. and resultant global economic downturn.

COST OF REVENUES

      Maintenance and Hosting Costs

      Maintenance and hosting costs consist primarily of Internet connection charges, web site equipment leasing costs, repair and maintenance of equipment and systems, and costs related to the collection, development, and processing of content.

      Maintenance and hosting costs decreased to (pound)66,275, ($93,792), for the three months ended June 30, 2001, from (pound)411,464 for the three months ended June 30, 2000. In the six months ended June 30, 2001, Maintenance and hosting costs decreased to (pound)321,131, ($454,465), from (pound)737,445, for the six months ended June 30, 2000. The decrease is largely attributable to the restructuring of Avatar Interactive. In particular, we have terminated the contract for maintenance of the twin data centers and have now brought the equipment and attendant servicing arrangements in house. We expect these costs to remain low in the future.

      Costs of Contract and Other Revenues

      Cost of contract and other revenues consists primarily of certain web site design costs, contract printing costs and related operating costs.



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


      Cost of contract and other revenues decreased to (pound)205,782, ($291,222), for the three months ended June 30, 2001 from (pound)753,443 for the three months ended June 30, 2000. In the six months ended June 30, 2001, cost of contract and other revenues decreased to (pound)432,149, ($611,577) from (pound)915,413 in the six months ended June 30, 2000. The decrease is mainly the result of a large rationalization programme implemented to reduce the resources carried historically to undertake the large Web channels work which was concluded last year. We expect these costs to remain at these lower levels and to fluctuate in correlation to contract revenues.

      Advertising and Commission Costs

      Advertising and commission costs consist primarily of the salaries and related costs, including commission, of direct sales staff.

      Advertising and commission costs increased to (pound)944,441 ($1,336,573) in the three months ended June 30, 2001, from (pound)452,976, for the three months ended June 30, 2000. In the six months ended June 30, 2001 advertising and commission costs increased to (pound)1,709,304 ($2,419,007) from (pound)1,073,343, for the six months ended June 30, 2000. The increase is commensurate with the increase in advertising revenues. We expect costs to diminish going forward due to the disposal of the WWW.Co.UK group of companies.

OPERATING EXPENSES

      Sales and Marketing Expenses

      Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising, exhibitions and other marketing related expenses.

      Sales and marketing expenses decreased to (pound)148,382, ($209,990) for the three months ended June 30, 2001, from (pound)186,248 for the three months ended June 30, 2000. In the six months ended June 30, 2001, Sales and marketing expenses decreased to (pound)227,048, ($321,318) from (pound)273,114, in the six months ended June 30, 2000. The decrease is primarily due to the bringing of our marketing operations in house. We expect that these expenses will continue to decline in relative terms going forward, although expenditures on targeted exhibitions may increase.

      Research and Development Expenses

      Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs, and supplies. These costs have been charged to research and development expenses as incurred.

      Research and development expenses decreased to (pound)9,247, ($13,086), for the three months ended June 30, 2001, from (pound)174,110 for the three months ended June 30, 2000. In the six months ended June 30, 2001, Research and development expenses decreased to (pound)17,270, ($24,441) from (pound)286,122 in the six months ended June 30, 2000. The decrease is principally due to the continuing maturation of our business and the significant cutback at Research Sales, Inc. We expect that these expenses will remain at a low level.


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

      General and Administrative

      General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, information technology, facilities, legal and other fees for professional services.

      General and administrative expenses increased to (pound)1,198,308, ($1,695,845), in the three months ended June 30, 2001, from (pound)1,007,614 for the three months ended June 30, 2000. In the six months ended June 30, 2001, General and administrative expenses increased to (pound)2,392,768, ($3,386,245), from (pound)2,050,985 in the six months ended June 30, 2000. The increase is mainly as a result of the inclusion of the most recently acquired subsidiaries,
24.7 Colour and UK Property Channel, in fiscal 2001. The figures also include redundancy costs arising from downsizing exercises. We expect general and administrative costs to decrease in the future as a result of the implementation of cost containment and operating efficiency improvements, including a reduction of staff levels and a decrease in our reliance on outside vendors for certain services. The disposal of the Cinemas businesses will also lead to a decrease from the fourth quarter 2001 onwards.

      Depreciation and Amortization Expenses

      Depreciation and amortization expenses increased to (pound)836,648, ($1,184,024), for the three months ended June 30, 2001, from (pound)311,183 for the three months ended June 30, 2000. In the six months to June 30, 2001, depreciation and amortization expenses increased to (pound)1,561,127, ($2,209,307), from (pound)966,576 in the six months to June 30, 2000.

      The increase in the depreciation of fixed assets has principally arisen from the charge on assets acquired with the acquisitions of our 24.7 Colour and UK Property Channel subsidiaries and the greater number of kiosks purchased and installed post June 2000. We expect this cost to remain relatively constant as we freeze our spending on kiosks and the subsequent supporting infrastructure.

      Of the charge for the three and six month periods ended June 30, 2001, amortization of goodwill arising from the acquisitions was (pound)478,906, ($677,748) and (pound)864,153, ($1,222,949) respectively, compared to
(pound)32,822 and (pound)464,053 for the same periods in 2000. The increase in the amortization of goodwill arising from our subsidiaries is due to there being no amortization on our Research Sales Inc. subsidiary for the three and six months ended June 30, 2001 as the goodwill arising from this investment was fully written off at December 31, 2000 as previously reported. Conversely, the three and six months ended June 30, 2001 include a charge arising from the acquisitions of 24.7 Colour and UK Property Channel for which there was no corresponding charge in the three and six months ended June 30, 2000.

      Interest and Other Income/Expense, Net

      Interest and other income/expense, net includes income from our cash and investments and expenses related to our financing obligations.

      Interest and other income/expense, net amounted to a net expense of (pound)158,070, ($223,700), for the three months ended June 30, 2001, compared to net expense of (pound)33,888 for the three months ended June 30, 2000. For the six months ended June 30, 2001, the net expense was (pound)259,515, ($367,266), compared to net expense of (pound)24,193 for the six months ended June 30, 2000.

      The main reasons for the large increases are the financing charges we incur on our overdraft facility and kiosk leasing obligations entered into during the course of last year. We would not expect these charges to decrease substantially unless we received a significant cash injection allowing us to reduce the facilities.

      Investment Written Off

      In the three and six month periods ended June 30, 2001, investment written off was (pound)1,509,145, ($2,135,742). There was no corresponding charge in fiscal year 2000.

      The charge relates to our holding of 1,098,280 shares of the common stock of ci4net.com, Inc. which management now determines has a fair value of zero.

      Foreign Exchange Gain

      In the three month period to June 30, 2001, the foreign exchange gain amounted to (pound)3,118 ($4,413), compared to a gain of (pound)44,372 in the three months ended June 30, 2000. For the six months ended June 30, 2001, the foreign exchange gain was (pound)127,970, ($181,103), compared to a gain of (pound)56,507 for the six months ended June 30, 2000.

      The gains resulted from an appreciation in the US dollar rate against the pound sterling during the period. We do not anticipate similar one off gains in the foreseeable future.

      Net Loss

      Net losses from continuing operations increased to (pound)3,151,953, ($4,460,644) for the three months ended June 30, 2001, from (pound)2,208,427 for the three months ended June 30, 2000. In the six months to June 30, 2001, losses increased to (pound)5,015,423, ($7,097,827), from (pound)4,299,924 in the six months to June 30, 2000.

      The increased losses are mainly the result of the investments written off during the period of approximately (pound)1.5 million (approximately $2.1 million). Excepting this, there has been an increase in revenues for the reported period combined with a declining cost base. Although we continue to implement cost containment exercises, we anticipate that losses will continue as we experience pressure on revenues as a result of the general economic downturn and the impact upon the advertising and new media sectors in particular.

LIQUIDITY AND CAPITAL RESOURCES

Overview

      Since inception, we and our subsidiaries have financed our operations through the sale of equity securities and through loans from institutions and related parties. We do not use derivative financial instruments in our investment portfolio. We consider investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. We hold cash and cash equivalents in pounds sterling.

      As reported in our Annual Report on Form 20-F for the year ended December 31, 2000, the Company is reliant on a committed bank facility provided by HSBC Bank plc. In October 2001, the Company received written confirmation from HSBC that the Company could continue to utilize this facility up to (pound)5.45 million ($7.71 million) until November 30, 2001, when the facility is due to expire. At the present time, the facility is substantially utilized. There can be no assurance that this facility will be renewed or that additional funds will be made available under this facility.

Cash flow evaluations

      Net cash used in operating activities for continuing operations for the six months ended June 30, 2001 was (pound)1,058,554 ($1,498,068) compared to net cash provided by operating activities of (pound)891,572 for the six months ended June 30, 2000. Cash used in the six months ended June, 30 2001 was largely the result of high payments to accounts payable.

      Net cash used in investing activities for continuing operations for the six months ended June 30, 2001 and 2000 was (pound)349,991, ($495,308), and (pound)3,128 respectively. Cash used in investing activities for the six month period ended June 30, 2001, primarily related to our acquisition of UKPropertyChannel. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve cash investments.

      Net cash provided by financing activities for continuing operations for the six month period ended June 30, 2001 and 2000 was (pound)1,487,793, ($2,105,525), and (pound)10,013,860, respectively. Cash provided by financing activities in the six month period ended June 30, 2001 was primarily attributable to proceeds received from our overdraft facility. This compares to the six month period ended June 30, 2000 where the bulk of our cash received by financing activities was attributable to sale-leaseback transactions entered into in order to finance some of the kiosks.

      Our Buyers Guide subsidiary is an independent public company because 24.9% of its outstanding capital stock is publicly traded on the Alternative Investment Market of the London Stock Exchange. Because of its status as a publicly-traded company, Buyers Guide's cash reserves may be used only by Buyers Guide, and we have no right to use such funds for our purposes.


Current and Future Financing Needs

      We have incurred substantial consolidated losses and negative cash flows from operations since we started our business. We expect to continue to incur substantial losses and negative cash flows for the foreseeable future as we implement our new business strategy and integrate acquired businesses. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

      As of June 30, 2001, we had a consolidated working capital deficit of (pound)6,589,290 ($9,325,162) and cash and cash equivalents and short-term investments of approximately (pound)4.2 million ($5.9 million). However, we cannot use these cash reserves for our own purposes because they represent proceeds received by our BuyersGuide subsidiary from its public offering on July 24,

2000 on the Alternative Investment Market of the London Stock Exchange. As a result of undertakings we gave in connection with BuyersGuide's offering, these cash reserves are to be retained for investment within BuyersGuide.

      Our current plans for the next 12 months exceed our current cash, cash equivalents and short-term investments. As a result, we need to raise additional funds in order to conduct our business.

      We expect to raise additional funds through:

      o the phased sale of one of our subsidiaries, which we expect to complete by the end of the second quarter of 2002;

      o the possible sale of other subsidiaries, which may be complete during the fourth quarter of 2001;

      o cost savings realized from the restructuring of certain of our subsidiaries during 2000 and 2001; and

      o     the implementation of additional cost cutting measures.

      There can be no assurance that anticipated revenue growth will materialize or that we will be able to realize sufficient proceeds from the possible sale of our subsidiaries, if any such sales can be completed. There also can be no assurance that anticipated cost-savings resulting from recent corporate restructurings and the implementation of additional cost-cutting measures will be sufficient to meet our capital requirements.

      Other potential sources of financing include public or private sales of our shares or debt, strategic relationships and related parties. We do not have any committed sources of financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all.

      Due to our cash position and the uncertainties concerning our ability to raise additional funds, substantial doubt exists about our ability to continue as a going concern, as reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

      If we raise funds by selling additional capital shares, the interests of our existing shareholders will be diluted. If we are not able to obtain financing when we need it, or if our currently available funding is not renewed, we may be required to curtail our operations significantly, including possibly closing some or all of our subsidiaries. Such actions may have a material adverse affect on our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We do not hedge (through the use of derivative or other financial instruments) the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates may materially affect our results of operations.

      For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our financial instruments.

      To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange risk are computed based on spot rates in effect at June 30, 2001. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in the level of the pound sterling against the U.S. dollar with all other variables held constant would result in an immaterial change in the fair value of our U.S. dollar denominated balances at June 30, 2001.

EFFECTS OF THE EURO

      Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members, and subsequently twelve when Greece joined at a later stage, of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

      We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries and would thus face such exposure.

      In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

      A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. The adoption of the euro has not had a material impact on our liquidity or financial condition.


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


                           PART II. OTHER INFORMATION

Item 1.     LEGAL PROCEEDINGS

      None

Item 2.     CHANGES IN SECURITIES AND USE OF PROCEEDS

      None

Item 3.     DEFAULTS UPON SENIOR SECURITIES

      None

Item 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      None

Item 5.     OTHER INFORMATION

      On October 12, 2001, Viscount Edward James Wingfield Lifford retired from the Company's Board of Directors. Viscount Lifford served as non-executive Chairman of the Board of Directors since he joined the Company in December 1998. Following the events of September 11th in the United States and the consequent effect on world economic markets, Viscount Lifford decided to reduce his business commitments to concentrate upon his duties as an executive director of Rathbone Bros. plc. Kevin R. Leech, a major shareholder and director of the Company, has been appointed as the new non-executive Chairman of the Board of Directors.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:   November 26, 2001

                                          REGISTRANT:
                                          TPN HOLDINGS PLC



                                          By:  /s/ Robert P. Bradshaw
                                               -------------------------
                                               Robert P. Bradshaw
                                               Chief Executive Officer

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